Filed by CONSOL Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and
Rule 14d-2(b) of the Securities Exchange Act of 1934
Subject Company: CNX Gas Corporation
Commission File No. 001-32723

For immediate release

CONSOL Energy Files Registration Statement in Connection with Proposed Offer to Acquire Remaining Shares of CNX Gas

PITTSBURGH (February 28, 2008) – CONSOL Energy Inc. (NYSE:CNX) announced today that it has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission in connection with its proposed exchange of 0.4425 shares of CONSOL Energy common stock for each outstanding share of CNX Gas Corporation (NYSE:CXG) that is not already owned by CONSOL Energy.

The Registration Statement relating to these securities has been filed but has not yet become effective and the proposed exchange offer has not yet commenced. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

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About CONSOL Energy:

CONSOL Energy Inc., a high-Btu bituminous coal and coal bed methane company, is a member of the Standard & Poor’s 500 Equity Index and has annual revenues of $3.8 billion. It has 17 bituminous coal mining complexes in six states and reports proven and probable coal reserves of 4.5 billion tons. CONSOL Energy was named one of America’s most admired companies in 2005 by Fortune magazine. It received the U.S. Department of the Interior’s Office of Surface Mining National Award for Excellence in Surface Mining for the company’s innovative reclamation practices in 2002, 2003 and 2004.

Also in 2003, the company was listed in Information Week magazine’s “Information Week 500” list for its information technology operations. In 2002, the company received a U.S. Environmental Protection Agency Climate Protection Award. Additional information about the company can be found at its web site: www.consolenergy.com.

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IMPORTANT INFORMATION: In connection with the proposed exchange offer to the stockholders of CNX Gas Corporation, CONSOL Energy has filed a Registration Statement on Form S-4 containing an exchange offer preliminary prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS OF CNX GAS CORPORATION ARE URGED TO READ THE EXCHANGE OFFER PRELIMINARY PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER, CNX Gas AND CONSOL Energy. Investors and security holders may obtain a free copy of the exchange offer preliminary prospectus and other relevant materials (when they become available) and other documents filed by CONSOL Energy with the Commission at the Commission’s web site, www.sec.gov. Copies of the exchange offer preliminary prospectus and other relevant documents (when they become available) may also be obtained without charge from CONSOL Energy. Requests to CONSOL Energy should be made in writing to Thomas F. Hoffman, Senior Vice President - External Affairs, CONSOL Energy Inc., 1800 Washington Road, Pittsburgh, PA 15241, or by email at tomhoffman@consolenergy.com.

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For purposes of this press release, references to “CONSOL Energy,” the “company,” “we,” “our,” or “us” or similar words (other than the legal names of companies) shall include CONSOL Energy Inc. and its respective subsidiaries.

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